

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2021

Peter Lee
President
Merida Merger Corp. I
641 Lexington Avenue, 18th Floor
New York, NY 10022

>   **Re: Merida Merger Corp. I**
>   **Amendment No. 3 to Registration Statement on Form S-4**
>   **Filed November 26, 2021**
>   **File No. 333-259381**

Dear Mr. Lee:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-4 filed November 26, 2021

Risk Factors
We identified an additional material weakness..., page 83

1. We note that you removed disclosure related to the material misstatement identified related to the warrant liability restatement, including the fact that management concluded your internal controls over financial reporting were not effective as of December 31, 2020 and June 30, 2021. Please revise to include this language, specifically addressing the fact that you identified two accounting errors that led to two restatements of your prior period financial statements and disclose management's conclusion regarding the effectiveness of internal control over financial reporting at both December 31, 2020 and September 30, 2021.

       You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jeffrey M. Gallant, Esq.